ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

RECEIVED
2004 MAY 25 P 12:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04030463

17 May 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

SUPPL

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

Andrew Geddes
Corporate Communications

encls

PROCESSED
MAY 27 2004
THOMSON FINANCIAL

dw 5/27

ventracor

asx announcement

Ventracor's 'Artificial Heart' Recognised for Innovation

Sydney, 17 May 2004: Ventracor Limited (ASX: VCR) today announced its VentrAssist™ 'artificial heart' had won the Open Category of the inaugural DuPont Australia and New Zealand 2004 Innovation Awards.

Ventracor Limited Chief Executive Officer, Dr Colin Sutton said: "We are honoured to receive this prestigious independently judged award."

The Federal Minister for Science, the Hon Peter McGauran MP presented the award to VentrAssist™ creator Dr John Woodard at a ceremony in Melbourne on Friday. There were 87 competitors in the Open Category.

"The assessment criteria for the awards recognised innovation, the successful application of new ideas and contribution towards improving Australia's international competitiveness," Dr Sutton added.

The VentrAssist™ left ventricular assist system (LVAS) is designed as a permanent alternative to a heart transplant for patients worldwide suffering end-stage heart failure. It is connected to a weak heart where it assists the pumping function. Its inherent design advantages include long service life, small size and biocompatibility.

About Ventracor

Ventracor is an international medical technology company that has developed a life-saving heart pump, the VentrAssist™ left ventricular assist system (LVAS), for patients in cardiac failure. The company is focused on commercialising the VentrAssist™ and bringing it to market around the world in record time.

Ventracor is well positioned to significantly improve the quality of life for tens of thousands of people worldwide. Ventracor anticipates obtaining a significant share of the massive LVAS market, which independent analysts expect to grow to between $US7.5 billion and $US12 billion per annum.

For further information, please contact:

Colin Sutton PhD
Chief Executive Officer
Ventracor Limited
(02) 9406 3100

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
(02) 9406 3086